UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                         CHINA WORLD TRADE CORPORATION
                                (Name of Issuer)


                    Common Stock $0.001 Par value Per Share
                         (Title of Class of Securities)


                                   90210R305
                                 (CUSIP Number)


                          Powertronic Holdings Limited
                               Keith Yat Chor Wong
                              Clarence Sai Yee Chan
                              240-283 Clarke Place
                                 Richmond, B.C.
                                 Canada V6V 2H5

                                 With a copy to:

                      Heller Ehrman White & McAuliffe, LLP
                     Room 6308-6309, 63rd Floor, The Center
                             99 Queen's Road Central
                                    Hong Kong

                              Tel.: (852) 2526 6381

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                             October 29, 2003 __________________________________
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of paragraphs 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [-]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See paragraph 240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP No. 90210R305

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        Keith Yat Chor Wong;  I.R.S. Identification No. not applicable

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)      [    ]

     (b)      [ v ]

3.   SEC Use Only____________________________________

4.   Source of Funds (See Instructions) PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization Canada

     Number of                            7. Sole Voting Power         0
     Shares
     Beneficially
     Owned by
     Each
     Reporting
     Person With

                                          8. Shared Voting Power     0
                                          (includes Shares of Common Stock
                                           issuable upon exercise of
                                          2,000,000 warrants)

                                          9. Sole Dispositive Power       0


                                          10. Shared Dispositive Power    0
                                            (includes Shares of Common Stock
                                          issuable upon exercise of
                                          2,000,000 warrants)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person


            -0- Shares

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     _________________________________________________________

13.  Percent of Class Represented by Amount in Row (11)



     0%

14.  Type of Reporting Person (See Instructions)



     IN

     CUSIP No. 90210R305

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        Clarence Sai Yee Chan.  I.R.S. Identification No. not applicable

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)      [    ]

     (b)      [ v ]

3.   SEC Use Only____________________________________

4.   Source of Funds (See Instructions) PF


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization Canada

     Number of                     7. Sole Voting Power       0
     Shares
     Beneficially
     Owned by
     Each
     Reporting
     Person With

                                   8. Shared Voting Power     0
                                      (includes Shares of Common Stock issuable upon exercise of 2,000,000 warrants)

                                   9. Sole Dispositive Power       0

                                   10. Shared Dispositive Power  0
                                      (includes Shares of Common Stock issuable upon exercise of 2,000,000 warrants)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person


          -0- Shares

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     _________________________________________________________

13.  Percent of Class Represented by Amount in Row (11)


          0%


14.  Type of Reporting Person (See Instructions)



     IN

                            Statement to Schedule 13D

Item 1.  Security and Issuer


     This statement relates to the Common Stock, par value US$0.001 per share (the "Shares") of China World Trade Corporation (the "Issuer").


     The address of the principal executive office of the Issuer is 4th Floor, Goldlion Digital Network Center, 138 Tiyu Road East, Tianhe, Guangzhou, P.R.C. 510620.


Item 2.  Identity and Background

(a)  This  Amendment  to Schedule  13D is being filed by Messrs.  Keith Yat Chor
     Wong ("Mr. Wong") and Messrs. Clarence Sai Yee Chan ("Mr. Chan"), (sometimes referred to herein collectively as the "Reporting Persons"). Powertronic Holdings Limited ("Powertronic")directly owns 6,000,000 Shares (includes 4,000,000 Shares of Common Stock issuable upon exercise of 4,000,000 warrants issued to Powertronic). Prior to the transaction reported herein, each of Mr. Wong and Mr. Chan was the indirect beneficial owner of the 3,000,000 Shares by virtue of their respective 50% ownership of the authorized and issued share capital of Powertronic. Mr. Wong and Mr. Chan were directors of Powertronic.

(b) The Reporting Persons' business address is 240-283 Clarke Place, Richmond, B.C., Canada, V6V 2H5.

(c)  The Reporting Persons' principal occupation is private investment.

(d) During the past five (5) years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations as similar misdemeanors).

(e) The Reporting Persons have not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they would have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Powertronic is a limited liability company established in the British Virgin Islands. Each of Mr. Wong and Mr. Chan is a Canadian citizen.


Item 3.  Source and Amount of Funds or Other Consideration


     Personal funds of Mr. Chan and Mr. Wong. All transactions were private transactions.


Item 4.  Purpose of Transaction


     The Reporting Persons disposed of their entire position in the Issuer pursuant to the sale of their entire interest in Powertronic to a third party.


Item 5.  Interest in Securities of the Issuer

(a) As of October 31, 2003, each Reporting Person may be deemed to beneficially own shares of Common Stock as set forth in the following table:


          Keith Yat Chor Wong                      0                       0%

          Clarence Sai Yee Chan                    0                       0%



(b) The number of Shares which each Reporting Person has voting or dispositive power is set forth as follows:

     (1)  Sole power to vote or to direct the vote:

                  0 shares for each of Mr. Wong and Mr. Chan.

     (2)  Shared power to vote or direct the vote:

                  Reporting Person          Number of Shares
                  Mr. Wong                  0
                  Mr. Chan                  0

     (3) Sole power to dispose or direct the disposition of:

                  0 shares for each of Mr. Wong and Mr. Chan.

     (4)  Shared power to dispose or direct the disposition of:

                  Reporting Person          Number of Shares
                  Mr. Wong                  0
                  Mr. Chan                  0



(c) Except for the disposal of the aggregate 2,000,000 Shares and 4,000,000 Warrants described in Item 4 above, the Reporting Persons have not engaged in any transactions with respect to any securities of the Issuer during the past sixty (60) days.


(d)  and (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


     Other than as described in Item 4 above, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to Be Filed as Exhibits


         N/A

                                   Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   October 31, 2003







                                                   Keith Yat Chor Wong

                                                   by /s/ Keith Yat ChorWong

                                                   Title: Individual





                                                   Clarence Sai Yee Chan

                                                   by /s/ Clarence Sai YeeChan

                                                   Title: Individual